Mail Stop 3561

February 6, 2009

Ms. Virginia K. Sourlis
President and Chief Executive Officer
Grace 1, Inc
2 Bridge Avenue
Red Bank, NJ 07701

      Re: Grace 1, Inc
             Form 10-K for the Fiscal Year Ended
             May 31, 2008
             File No. 000-52061

Dear Ms. Sourlis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services